Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC  20001

Telephone:  (202) 737-8833

Facsimile:  (202) 737-5184

www.sewkis.com

September 9, 2020

VIA EDGAR CORRESPONDENCE

Mr. David Lin

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Wilshare wShares Enhanced Gold Trust (formerly, United States Gold and Treasury Investment Trust) Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-235913

Dear Mr. Lin:

This letter responds to the letter from your office dated May 22, 2020 providing comments from the staff of the Securities and Exchange Commission (the "Staff") to the above-referenced pre-effective amendment no. 1 to the registration statement filed on May 8, 2020 ("Amendment No. 1") on Form S-1 (the "Registration Statement") for United States Gold and Treasury Investment Trust (the "Registrant").  On August 24, 2020, the Registrant changed its name to the Wilshire wShares Enhanced Gold Trust.

The Staff's comments and our responses thereto that the Registrant has authorized us to make on its behalf are set forth below.  Revisions resulting from changes referenced in the responses below are reflected in pre-effective amendment no. 2 to the Registration Statement (the "Amendment").  A marked version of the Amendment in PDF format showing the changes made to the Amendment compared to Amendment No. 1 is included with this letter.  The definitions of terms used in the Registration Statement apply to terms used and not defined herein.

Prospectus Summary

Comment 1.	We note your response to comment 5 and your revised disclosure that Shareholders will bear expenses associated with rebalancing the Trust's investments in Physical Gold and T-Bills, which will vary depending on the daily volatility of the LBMA Gold Price PM and volatility measures of the U.S. equity markets. We respectfully understand that you cannot be certain of rebalancing costs. Please revise your disclosure to include an estimate of anticipated rebalancing costs.
Response:	The Registrant has revised the risk factor, "The Trust's expenses, including Additional Trust Expenses (if any) and the Sponsor's Fee may adversely affect an investment in the Shares" to include an estimate of anticipated rebalancing costs.

Risk Factors

Comment 2.	We note your response to comment 13 and your revised disclosure on page 37 that, "if the vote or consent of any Shareholder is solicited by the Managing Owner... the vote or consent of each Shareholder so solicited shall be deemed conclusively to have been cast or granted as requested in the notice of solicitation, unless the Shareholder expresses written objection to the vote or consent within the time period and in the manner provided for in the notice or in the Trust Agreement." Please revise to include robust risk factor disclosure associated with this negative consent provision and how it may impact investors or tell us why you believe additional disclosure is not necessary.
Response:	To address this comment, the Registrant has added a new risk factor entitled, "The Sponsor and all persons dealing with the Trust will be entitled to act in reliance on any vote or consent which is deemed cast or granted pursuant to the negative consent provisions in the Trust Agreement and will be fully indemnified by the Trust in so doing. This may make it easier for the Sponsor to obtain Shareholder approval of actions that require a Shareholder vote" under the subheading "Risk Factors Related to Potential Conflicts of Interest."

Comment 3.	Under an appropriately captioned heading, please revise your disclosure to clarify who will be responsible for verifying the Trust's holdings of Physical Gold.
Response:	To address this comment, the Registrant has added a subsection entitled, "Verification of Physical Gold Held by the Gold Custodian" in the "The Gold Custodian" section of the prospectus.

General

Comment 4.	We note your revised risk factor disclosure on page 14 addressing the effects of COVID-19 on the global economy, the markets and the Trust's service providers. Please further update your Summary and Risk Factor sections, and throughout the document as applicable, to more specifically address what is occurring in the market today, and in particular the gold market, and how this could impact an investment in the Trust.
Response:	Because the Trust has not yet commenced operations and the impacts of the COVID-19 pandemic are ongoing and still developing, the Trust's ability to foresee how COVID-19's affects on the market and the gold market in particular could affect an investment in the Trust is limited. However, to respond to this comment, the Registrant has updated the "Prospectus Summary," "Risk Factors," and "Overview of the Gold Market" sections accordingly.

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If you have any additional comments or questions, please contact the undersigned at (202) 661-7165, Gregg Bateman at (212) 574-1436, or Anthony Tu-Sekine at (202) 661-7150 with any questions or comments.

Very truly yours, SEWARD & KISSEL LLP /s/ Christopher D. Carlson Christopher D. Carlson

cc: William Cai, Partner, Wilshire Phoenix Funds LLC